Issuer Free Writing
Prospectus
Filed Pursuant to Rule 433
Registration Statement No.
333-137376
January 10, 2007
BIOMED REALTY TRUST, INC.
7.375% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
(LIQUIDATION PREFERENCE $25.00 PER SHARE)
Final Term Sheet
Issuer: BioMed Realty Trust, Inc.
Security: 7.375% Series A Cumulative Redeemable Preferred Stock
CUSIP: 09063H206
Size: 8,000,000 shares                    Over-allotment option: 1,200,000 shares
Type of security: SEC Registered—Registration Statement No. 333-137376; preliminary prospectus supplement dated January 9, 2007
Public offering price: $25.00 per share, plus accrued dividends, if any, from the date of original issuance; $200,000,000 total
Maturity: Perpetual
Underwriting discounts and commissions: $0.7875 per share; $6,300,000 total ($7,245,000 if over-allotment option is exercised in full)
Proceeds to the Company, before expenses: $24.2125 per share; $193,700,000 total ($222,755,000 if over-allotment option is exercised in full)
Expected net proceeds after deducting underwriting discounts and commissions and estimated transaction expenses payable by the Company: $193,200,000 ($222,255,000 if over-allotment option is exercised in full).
Dividend rate: 7.375% per annum of the liquidation preference per share; $1.84375 per annum per share, cumulative from and including the date of original issue (subject to the dividend rate step-up to 8.375% per annum of the liquidation preference per share described in the prospectus supplement)
Optional redemption: On or after January 18, 2012 (subject to the special optional redemption right described in the prospectus supplement)
Settlement and delivery date: January 18, 2007
Selling concession: Not to exceed $0.50 per share
Reallowance to other dealers: Not to exceed $0.45 per share

Joint Bookrunners:	Wachovia Capital Markets, LLC	1,734,400 shares
	Morgan Stanley & Co. Incorporated	1,732,800 shares
	Raymond James & Associates, Inc.	1,732,800 shares

Co-Managers:	KeyBanc Capital Markets, a division of	800,000 shares
McDonald Investments Inc.
	Robert W. Baird & Co. Incorporated	400,000 shares
	Credit Suisse Securities (USA) LLC	400,000 shares
	Friedman, Billings, Ramsey & Co., Inc.	400,000 shares
	RBC Dain Rauscher Inc.	400,000 shares
	Stifel, Nicolaus & Company, Incorporated	400,000 shares
This communication is intended for the sole use of the person to whom it is provided by us.
The issuer has filed a registration statement (including a prospectus dated September 15, 2006 and a preliminary prospectus supplement dated January 9, 2007) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it from Wachovia Capital Markets, LLC by calling toll-free 1-866-289-1262 or by emailing syndicate.ops@wachovia.com, Morgan Stanley & Co. Incorporated by calling toll-free 1-866-718-1649, or Raymond James & Associates, Inc. by calling toll-free 1-800-248-2586.